UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

Form SD
_______________________

Specialized Disclosure Report

NATIONAL INSTRUMENTS CORPORATION

(Exact name of the registrant as specified in its charter)

Delaware	000-25426	74-1871327
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

11500 North MoPac Expressway	78759
Austin, Texas (Address of principal executive offices)	(Zip Code)

R. Eddie Dixon, Jr.	(512) 683-0100
(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

GENERAL

National Instruments Corporation (the "Company," "NI," "we," "us" or "our") started over 40 years ago on an idea of connecting engineers through software. Our founders created technology to connect instruments to computers in order to accelerate the testing and measurement of innovative technology, and this was the seed of a philosophy of accelerating innovation that continues to be a driving force of our culture, our business, and our operations today. We strive to enable customers around the world to do their most ambitious work while meeting fast-moving market demands. We provide the integration of modular hardware and open, flexible software systems, to consistently support organizations’ evolving test and measurement needs. NI is headquartered in Austin, Texas, was incorporated under the laws of the State of Texas in May 1976 and was reincorporated in Delaware in June 1994. In March 1995, we completed an initial public offering of our common stock. Our common stock, $0.01 par value, is quoted on the NASDAQ Stock Market under the trading symbol NATI.

In 2010 the US Congress enacted the conflict minerals provisions of the Dodd-Frank Financial Reform legislation. The law’s aim is to curb violence and human rights abuses in the Democratic Republic of the Congo (DRC), the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola by requiring disclosure of certain information by public companies that use certain minerals which are necessary to the functionality or production of their products, which minerals include gold, columbite-tantalite (coltan), cassiterite and wolfamite, including their derivatives which are limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals”).

COVERED PRODUCTS

Most NI hardware products and systems contain at least one of the Conflict Minerals and fall into the scope of the law’s requirements; thus, this disclosure includes information on a company level basis that includes general information for our hardware products. We offer two primary hardware form factors, PXI and NI C-series, both with a modular input/output ("I/O") approach in addition to industry standard PCI form factors. The NI PXI modular instrument platform, introduced in 1997, is a standard PC architecture in a rugged form factor with expansion slots and instrumentation extensions for timing, triggering and signal sharing. PXI combines mainstream PC software and PCI hardware with advanced instrumentation capabilities. The NI C-series platform, used in our CompactRIO and CompactDAQ products, is a rugged, high-performance I/O and processing platform used in a wide variety of data acquisition applications. The NI PXI and C-series platforms include field programmable gate array ("FPGA") technology, giving customers programmable hardware capability that provides high performance and is user-customizable with NI LabVIEW software. One example of our application-specific systems is our NI Semiconductor Test System ("STS") which combines NI modular instrumentation with NI software for RF and mixed-signal production testing. The STS features fully production-ready test systems that use NI technology in a form factor suitable for a semiconductor production test environment. The STS combines the NI PXI hardware, TestStand test management software, and LabVIEW graphical programming software inside a fully enclosed test head. The compact STS design houses all the key components of a production tester while using a fraction of the floor space, power, and maintenance typically required by traditional automated test equipment.

Reasonable Country of Origin Inquiry Description

For calendar year 2020, NI has conducted a good faith reasonable country of origin inquiry (“RCOI”) to determine whether the conflict minerals necessary to the functionality or production of NI Products originated in the DRC or an adjoining country or came from scrap or recycled sources.

The Company’s RCOI process included reviewing the products manufactured or contracted to be manufactured during the Reporting Period to identify products that should be deemed in-scope as described by the Adopting Release and conducting an inquiry of our direct suppliers of the in-scope products using the Responsible Minerals Initiative’s (“RMI”) Conflict Minerals Reporting Template (“CMRT”). Based on the results of our RCOI which indicated sourcing from the DRC or an adjoining country, we exercised due diligence on the source and chain of custody of the conflict minerals in accordance with the OECD Due Diligence Guidance.

Conflict Minerals Disclosure

This Form SD of NI is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2020 to December 31, 2020.

A copy of NI’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is publicly available at http://investor.ni.com/. This website and the information contained therein or connected thereto are not intended to be incorporated into this Form SD or the Conflict Minerals Report.

Item 1.02	Exhibit

As specified in Section 2, Item 2.01 of this Form SD, NI is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 – Exhibits

The following exhibit is filed as part of this report.

Item 2.01	Exhibits

Exhibit 1.01	- Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NATIONAL INSTRUMENTS CORPORATION

By:	/s/ R. Eddie Dixon, Jr.
R. Eddie Dixon, Jr.
Chief Legal Officer, Senior Vice President & Secretary

Date:  May 26, 2021